

February 10, 2014

Erik YK Wong
Chief Executive Officer
CenturyTouch Ltd, Inc.
Stanton House
31 Westgate
Grantham NG31 6LX

> **Re:** **CenturyTouch Ltd, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed January 17, 2014**
> **File No. 333-185670**

Dear Mr. Wong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1 and the conclusion that internal control over financial reporting was effective in the 2012 and 2013 Form 10-K's filed on January 17, 2014. Please tell us how you considered the restatement of your 2012 results, your risk factor that states "Because our books and records are outside of the US and kept by non-US accountants, we may conclude that our internal control over financial reporting is not effective" and the reliance placed on one officer to process and pay corporate expenses as it relates to this conclusion. We further note your conclusion that disclosure controls and procedures were effective in the 2012 and 2013 Form 10-K's and the quarterly reports filed for the 2013 fiscal year and for the period ended September 30, 2013. Please tell us how you considered the delinquency of these filings and the restatement of your 2012 results as it relates to this conclusion.

2.　　Please tell us how you will communicate to the selling shareholders their underwriter status and the requirement to sell these shares at a fixed price.

Management's Discussion and Analysis of Financial Condition, page 20

Liquidity and Capital Resources, page 22

3.　　We note your statement on page 22 that "Currently our rents cover our operating and interest expenses." This statement does not appear to be accurate. Please revise or advise.

4.　　We note your disclosure that for the next 12 months general costs and rental revenues are estimated at $110,000 and $75,000, respectively, which would result in a net loss. We further note on page 5 that you anticipate the commencement of generating a profit in the next twelve months, of which no assurance can be provided. Please revise and clarify the basis for the noted anticipation. Additionally, explain to us why the estimated general costs and rental revenues for the next 12 months are lower than historical amounts.

Report of Independent Registered Accounting Firm, page F-1

5.　　We note your response to our prior comment 5. The auditor resignation date in the Item 4.01 Form 8-K filed on January 16, 2014 is inconsistent with the date referenced on page 35 of the S-11 filing and Exhibit 16.1 previously filed. Please clarify and amend your filings as necessary.

Financial Statements

6.　　We note your response to our prior comment 6. An 8-K referencing your change in year-end does not appear to have been filed. Please tell us when you will file the required information.

7.　　We have reviewed your response to our prior comment 7. Unlike Rule 8-06 of Regulation S-X, the disclosure requirements of ASC 805-10-50 do not provide an exception for properties with no prior rental history. Reference is made to ASC 805-10-15-4. Please include the required disclosure in your amended filing or clarify why this disclosure requirement is not applicable to your real estate acquisitions. Further, we note your response that no prior rental history existed before the acquisition. Please tell us what these properties were used for during the 12 months prior to your acquisition. Your response should include, but not limited to, whether or not these properties were occupied by the prior owner. Your response should separately address each property, and tell us the use of each unit within a multiple unit property.

<u>Audited Consolidated Balance Sheets, page F-2</u>

8.   Please tell us and revise your filing to disclose the nature of the line item Other Assets-related expense.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

                                                Sincerely,

                                                /s/ Duc Dang

                                                Duc Dang
                                                Special Counsel

cc: Jillian Ivey Sidoti, Esq